UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Apple Inc.

(Exact name of registrant as specified in its charter)

California	000-10030	94-2404110
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1 Infinite Loop Cupertino, California	95014
(Address of principal executive offices)	(Zip Code)

D. Bruce Sewell

Senior Vice President,

General Counsel and Secretary

(408) 996-1010

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

A copy of Apple Inc.’s (“Apple’s”) Conflict Minerals Report for the reporting period January 1, 2013 to December 31, 2013 is provided as Exhibit 1.02 hereto and is publicly available at investor.apple.com/sec.cfm. Apple’s determination and related disclosures relating to materials that may come from recycled and scrap sources are included in Apple’s Conflict Minerals Report and incorporated by reference herein.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report for the reporting period January 1, 2013 to December 31, 2013

* * * * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

APPLE INC.

By:	/s/ D. Bruce Sewell	Date: May 29, 2014
D. Bruce Sewell
Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description

1.02	Conflict Minerals Report for the reporting period January 1, 2013 to December 31, 2013